Zentek Announces First Direct Orders Under

Its Medical Device Establishment License

Guelph, ON - January 11, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian IP development and commercialization company focused on next-gen healthcare solutions, is pleased to announce that it has commenced receiving direct retail orders for ZENGuard™-enhanced surgical masks under its Medical Device Establishment License ("MDEL") recently issued by Health Canada, further to the Company's press release dated November 29, 2021.

As previously announced, the MDEL allows the Company to produce and sell its own Class I personal protective equipment ("PPE") products in Canada, which are coated with ZENGuard™ antimicrobial coating, in addition to supplying its Canadian partner Trebor Rx Corp. ("Trebor") with ZENGuard™ quantities for application on Trebor's products. The MDEL allows the Company to source and work with other manufacturers and distributors around the world in addition to Trebor to produce and sell directly Class I PPE products in the Canadian market.

Greg Fenton, CEO of ZEN, commented, "We believe this initial interest for ZENGuard™-enhanced surgical masks in the retail market highlights the importance the public continues to place on enhanced and innovative PPE products. The pandemic has greatly enhanced this trend and we expect our products to benefit from the heightened awareness of the importance of infection control not only in healthcare settings but by the general public as well."

About Zentek Ltd.

Zentek is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuard™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.